Mail Stop 6010

July 30, 2008

George Chen
Chief Executive Officer and Principal Accounting Officer
Current Technology Corporation
800 West Pender Street, Suite 1430
Vancouver, B.C. Canada V6C2V6

      **Re:    Current Technology Corporation**
             **Form 20-F for the fiscal year ended December 31, 2007**
             **Filed July 11, 2008**
             **File No. 000-19846**

Dear Mr. Chen:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2007

Results of Operations, page 26

1.      Please revise to provide a discussion of the specific reason for the significant
        variances in the revenue and expense amounts included in the financial statements
        each period.

Item 8.  Financial Statements and Supplementary Data, page 31

Consolidated Balance Sheet

2.      Tell us the nature of your subscription receivable asset and subscription liability
        amounts included in the balance sheet and the related accounting for these
        amounts in your financial statements. Please tell us why the subscriptions are not
        recorded through stockholders' deficiency.

3.      We note that Total Assets of $90,373 does not equal Total Liabilities and
        Stockholders' Deficiency of $190,373.  Similarly, the totals for current liabilities
        and total liabilities for the year 2006 and 2007 appear incorrect.  Please revise to
        correct.

Consolidated Statement of Operations

4.      Please revise to remove the caption loss before other items and include the other
        items under expenses. Refer to the requirements of Rule 5-03 of Regulation S-X.

Consolidated Statement of Cash Flows

5.      Tell us the nature of the cumulative effect adjustment for each year presented.
        Please clarify the accounting basis for this presentation and how this amount was
        determined.

Note 3. b) Changes in Accounting Policies Related to the Adoption of U.S. GAAP

6.      If the financial statements have been prepared in accordance with U.S. GAAP for
        all periods as indicated in Note 5. a) please tell us the reason for the disclosures in
        Note 3. b), which highlights differences between Canadian and U.S. GAAP.

Note 5.h) Investment in Joint Venture

7.      Please disclose how you accounted for the TRSC warrants for the purchase of 5 million shares of your stock at $.12 per share as discussed on page 8.

Note 5. h) Revenue Recognition

8.      Please revise to explain whether your revenue arrangements include post shipment obligations, refund rights, customer acceptance, and discounts or other price adjustments and how this impacts the timing of revenue recognition.

Note 5. J) Convertible Promissory Note with Detachable Warrants

Note 6.  Convertible Promissory Note with Detachable Warrants

9.      Please revise to disclose the fair value ascribed to the detachable warrants and how this value was determined. If the convertible promissory note of $1,121,489 is net of any discounts please clarify the amount of these discounts and how they were determined.  As a related matter, discuss your accounting for the modification of terms and the issuances of warrants as additional consideration for the restructuring of the convertible promissory note. Clarify why this was not accounted for an extinguishment of debt.

Note 16.  Subsequent Events

10.     We reference the disclosures of the acquisition of the additional shares of Celevoke common stock for $2.5 million and the 50 million performance based options to purchase shares of your stock at $.14 per share. Please tell us when this acquisition was consummated, the estimated purchase price and how this agrees with the acquisition costs disclosed in the footnote.  In addition, tell us how you determined the estimated fair value of the assets acquired and liabilities assumed.

11.     In addition, we note that your ownership of Celevoke will increase to 51%. Please tell us whether you will consolidate the operations of Celevoke in future periods.

Item 9A. Controls and Procedures, page 31

12.     You state that your Chief Executive Officer and Chief Financial Officer were unable to assess the Company's internal controls over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·        the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·        the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments and related matters. You may also contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief